Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our report dated February 15, 2017, with respect to the consolidated balance sheets of Fortis Inc. (the “Company”) as at December 31, 2016 and 2015, and the consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2016.

St. John’s, Canada February 16, 2017	Chartered Professional Accountants